[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

[COOLEY GODWARD KRONISH LLP LETTERHEAD]

Glen Y. Sato
T: (650) 843-5502 gsato@cooley.com
November 30, 2006
*FOIA Confidential Treatment Request* Confidential Treatment Requested by Affymax, Inc. In connection with Registration Statement on Form S-1 (File No. 333-136125)

Mary Mast
Amy Bruckner
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Affymax, Inc. File 333-136125 Form S-1 filed July 28, 2006

Dear Mary and Amy:

        Following up on our recent telephone conferences with the staff of the Securities and Exchange Commission (the "Staff") this supplemental response amends and supersedes in its entirety our draft letters of November 11 and November 20. Our response below addresses currently outstanding accounting issues as follows: (a) revised revenue recognition policy and proposed revisions to Notes 2 and 10 to the Company's financial statements (Exhibit A); (b) "loss contract" analysis and review of the February and June 2006 Collaboration and License Agreements with Takeda Pharmaceuticals Company Limited ("Takeda") (collectively, the "Agreements"), including a revised model supporting the loss contract analysis of the Agreements (Exhibit B); (c) confirmation that the milestones under the Agreements are not substantive; (d) confirmation that no upfront payments have been made for contract manufacturing under the Agreements; (e) application of guidance in SAB No. 108; and (f) disclosure for revisions to the financial statements for stock-based compensation (Exhibit C).

1.
Revised revenue recognition policy and proposed revisions to Notes 2 and 10 to Financial Statements.

        In reviewing the revenue recognition policy and its application to the Agreements, the Company plans to revise the provisions related to revenue recognition in those notes as set forth in Exhibit A. Specifically, the policy has been revised to address the treatment of payments from Takeda under the Agreements in particular and to clarify the treatment of payments received under the Agreements under EITF 00-21.

2.
Loss contract analysis.

        In response to the Staff's comments, the Company performed a detailed analysis on the cash flows of several scenarios that the Company believes are the most reasonably possible and determined whether those outcomes would trigger the Agreements with Takeda to yield either an overall profit or loss to the Company. The Company considered the positive cash flows from up front payments received, funding for milestones achieved, reimbursements under both the manufacturing supply arrangement and the research arrangement and product sales and royalties. These positive cash flows were offset by the cash out flows under each scenario which include payments for production of the active pharmaceutical ingredient, or API, under the manufacturing supply arrangement, the Company's responsibility to pay 30% of the U.S. research and development costs, employee compensation and related overhead expenses, traveling costs associated with participation on the steering committee and its various sub committees and co-commercialization costs. These include all of the Company's costs under the Agreements.

        Specifically, the Company focused on the following four scenarios and determined its net cash inflows and cash outflows for each possible scenario:

Scenario	Outcome
1.	[*];
2.	[*];
3.	[*]; and
4.	[*].

        The Company is currently in phase 2 clinical trials for both the renal and oncology indications. Based on existing data from its phase 2 clinical trials, the Company believes it is likely to successfully complete these trials. Even if the Company were unable to complete its phase 2 clinical trials, this would obviate the need for further expenditure in 2007 and beyond resulting in positive cumulative net cash flows in all scenarios. It is anticipated that the Company will move into Phase 3 clinical trials for the renal indication in [*] 2007. Takeda is responsible for conducting the clinical trials related to the oncology indication and the timing of commencement of Phase 3 trials are yet to be finalized, [*], which is [*] the current Phase 2 clinical trials. A summary of the cumulative net cash flow for the four scenarios is as follows:

Cumulative Net Cash Inflow (Outflow) ($'000)
	[*]		[*]		[*]		[*]			[*]			[*]			[*]
Scenario 1	$	[*]	$	[*]	$	[*]	$	[*]		$	[*]		$	[*]		$	[*]
Scenario 2	$	[*]	$	[*]	$	[*]	$	([*]	)	$	([*]	)	$	([*]	)	$	([*]	)
Scenario 3	$	[*]	$	[*]	$	[*]	$	([*]	)	$	[*]		$	[*]		$	[*]
Scenario 4	$	[*]	$	[*]	$	[*]	$	[*]		$	[*]		$	[*]		$	[*]

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

        The analysis of the timing of events under the various scenarios, details of costs by categories including clinical research, manufacturing, sales and marketing, FTE and other expenses is summarized in more detail for each of the scenarios and the models for the four scenarios are provided in Exhibit B.

        The Company believes it is critical to assess whether the Agreements will yield a profit or loss, or net positive or negative cash flow, at the signing date of the contract and at each reporting period to ensure that at a minimum the remaining undelivered obligations will not result in a loss. This assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include consideration of factors such as the progress and timing of clinical trials, competitive agents in the market, drug-related serious adverse events and other safety issues in clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates.

        Based on the current information available to the Company and the progress made to date, the Company believes it is reasonable to conclude that Scenario 1 is the most likely outcome and will not result in a loss.

        Based on the above, it is the current expectation of the Company that the Agreements with Takeda will not result in an overall loss to the Company. Therefore, the recognition of revenue based on the proportional performance model will not result in premature recognition of revenue that otherwise would have been allocated to the undelivered elements if there was an overall loss under the Agreements. However, the Company will evaluate the overall economic return of the Agreements at each reporting date. Additional disclosure regarding the Company's planned periodic assessment of profitability of the Agreements is set forth in Exhibit A.

3.
No substantive milestones.

        In response to the Staff's request, the Company confirms its belief that the milestones under the Agreements are not substantive. Specifically, in determining whether the milestone payments are substantive, the Company considered the following factors:

  •
  Substantive effort must be involved in achieving each milestone.

  •
  Milestone payments must be reasonable in relation to the effort expended.

  •
  A reasonable amount of time should pass between the up-front payment and the first milestone, as well as between the successive milestones.

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

  •
  Risk should be considered.

  •
  All milestone payments in an arrangement should be compared to the effort needed to achieve the milestone with one another and with the up-front payment.

        Under the February 2006 Agreement with Takeda, which grants Takeda a license for development, manufacture and sale of Hematide in Japan, milestone payments of up to $75 million are not considered to be substantive milestones as the achievement of the milestones are solely dependent upon Takeda's development efforts resulting from the use of the Company's intellectual property under the license.

        Under the June 2006 Agreement, Takeda and the Company will collaborate to co-develop and co-commercialize Hematide in the U.S. and Takeda will be solely responsible for development and commercialization in all territories outside the U.S. The collaboration will cover two indications, renal and oncology.

        The Company performed an assessment considering the above factors and specifically the required level of performance by the Company that would be required to achieve the milestones and concluded that there is no relation between the milestone payments and the level of effort or participation by the Company. Accordingly, the milestones are deemed to be non-substantive milestones. This conclusion is based on the following factors:

  •
  There are milestone payments tied to clinical achievement [*]. [*] the Company is only responsible for clinical development activities related to the renal indication in the U.S., [*].

  •
  Further, the payments for the achievement of the clinical milestones are not proportionate to the Company's performance responsibility, i.e. the Company will receive a milestone payment [*] for [*] for which the Company has [*] and the Company will also receive [*] for [*] for which the Company has [*].

  •
  The Company will receive milestone payments that are tied to regulatory approval [*]. Again, these milestone payments are disproportionate to the level of performance responsibility of the Company.

  •
  The timing and amount of certain milestone payments for which the Company does have performance responsibility are not reasonable in relation to the level of effort and cost involved in achieving each milestone, e.g. the Company will receive [*] upon [*]. The [*] involve significant effort and costs over [*]. Following this milestone, the Company will receive [*] for [*]. This milestone is expected [*] and does not involve a comparable amount of effort and cost as that required [*].

  •
  Many of the milestones were negotiated based on the size of the market (i.e. renal as compared to oncology) as compared to based on a levels of effort by the Company.

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

        The following table illustrates the June 2006 Agreement milestone payments and the Company's specific performance responsibility in achieving each milestone.

June 2006 Agreement with Takeda Agreement

Milestone Event	Amount of Payment			Effort Expended by the Company

[*]	$	[*]		•	The Company is responsible for [*].
				•	Takeda is responsible for [*].

[*]	$	[*]		•	Solely Takeda's responsibility.

[*]	$ $	[*] ([*] [*]	)	•	The Company is responsible for [*].
		([*]	)
				•	This program has [*] studies (not including additional studies needed for the safety database).
				•	[*].
				•	Clinical and regulatory group is comprised of [*] who will provide a number of functions, including: manage study protocols, manage CROs, support in-house statistical analysis, provide QA, compile clinical documentation to support regulatory submissions, maintain CTAs, and submit data for publishing.

[*]	$ $	[*] ([*] [*] ([*]	) )	•	Solely Takeda's responsibility.

[*]	$ $	[*] ([*] [*] ([*]	) )	•	The Company is responsible for assembling, submitting, and maintaining any source regulatory submission components and complied submissions, including [*].
				•	The Company is responsible for providing regulatory materials relating to bulk API.
				•	The Company will provide the content of [*].

[*]	$ $	[*] ([*] [*] ([*]	) )	•	The Company is responsible for assembling, submitting, and maintaining any source regulatory submission components and complied submissions, including [*].
				•	The Company is responsible for providing regulatory materials relating to bulk API.
				•	Takeda will provide the content of [*].

[*] • [*] • [*]	$ $	[*] ([*] [*] ([*]	) )	•	Solely Takeda's responsibility.

[*] • [*] • [*]	$	[*] ([*]	)	•	Affymax's responsibility is [*].
	$	[*] ([*]	)	•	Takeda is solely responsible for [*].

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

[*]	$ $	[*] ([*] [*] ([*]	) )	•	The Company's clinical and regulatory group will be responsible for [*] during the review process and for submitting additional data as needed.

[*]	$	[*]		•	The Company is responsible for providing regulatory materials relating to bulk API.
				•	Takeda is responsible for presentation [*] regulatory requirements.

[*]	$	[*]		•	The Company is responsible for providing regulatory materials relating to bulk API.
				•	Takeda is responsible for presentation [*] regulatory requirements.

[*]	$	[*]		•	Solely Takeda's responsibility.

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

4.     No upfront payments for contract manufacturing.

        In response to the Staff's comments, the Company confirms that it has not made any upfront payments for contract manufacturing to be performed under the Agreements. The Company continues to assess the performance of multiple vendors and has not made any upfront payments to those vendors.

5.     Application of guidance in SAB No. 108.

        In response to the Staff's comments, the Company has assessed both qualitatively and quantitatively the application of the guidance set forth in SAB No. 108 on its financial statements and the related disclosures and will include language reflecting the completed review and application of guidance on SAB No. 108.

6.     Stock-based compensation revisions to financial statements.

        The Company revised previously reported stock-based compensation charges as set forth on Exhibit C.

        As noted in our previous correspondence, we are filing this response on EDGAR with a concurrent request for confidential treatment of specified portions of the response and revise the Registration Statement to substantively reflect the responses.

Confidential Treatment Request

        In addition, we hereby request, pursuant to 17 C.F.R. § 200.83 that the identified contents of this letter, be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the United States mail for such notice. The address and telephone number for Glen Y. Sato, the responsible representative, is care of Cooley Godward Kronish LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California 94306, telephone number (650) 843-5502.

Sincerely,

/s/ Glen Y. Sato

Glen Y. Sato

cc:	Paul B. Cleveland, Affymax, Inc.
Grace Shin, Affymax, Inc.
Laura A. Berezin, Cooley Godward Kronish LLP
Glen Y. Sato, Cooley Godward Kronish LLP
Greg N. Vlahos, PricewaterhouseCoopers
Tania Devilliers, PricewaterhouseCoopers
Bruce K. Dallas, Davis Polk & Wardwell
Mischa Travers, Davis Polk & Wardwell

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

Exhibit A
Revenue recognition policy

Revisions to Notes 2 and 10 of the Financial Statements.

Revenue Recognition

        The Company recognizes revenue in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements. When evaluating multiple element arrangements, the Company considers whether the components of the arrangement represent separate units of accounting as defined in Emerging Issues Task Force ("EITF") Issue No. 00-21, Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). Application of this standard requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship.

Takeda Agreements

        The Company has entered into two collaboration agreements (the "Arrangement") with Takeda, which have been combined for accounting purposes due to their proximity of negotiation. The Company evaluated the multiple elements under the combined single arrangement in accordance with the provisions of EITF 00-21. As described further in Note 10, the Company determined the deliverables do not have value to the customer on a stand alone basis and it was unable to obtain verifiable objective evidence to determine the fair value of the undelivered elements. Accordingly, the Company concluded that there was a single unit of accounting.

        The Company is unable to determine the period of its performance obligations under the Arrangement as the Company's required participation on the joint steering committee extends for as long as products subject to the collaboration with Takeda are being sold by either of the parties. Accordingly, the contractual term of the Company's joint steering committee obligations is currently indefinite. As a result, revenue for the single unit of accounting is recorded on a proportional performance basis as long as the overall agreement is determined to be profitable.

        The Company accounts for revenue under the Arrangement using a zero profit proportional performance model (i.e., revenue will be recognized in amounts equal to direct costs incurred, but not in excess of cash received or receivable assuming that the overall Arrangement is expected to be profitable). The Company uses an input based measure, specifically direct costs, to determine proportional performance because the Company believes that the inputs are representative of the value being conveyed to Takeda through the research and development activities and delivery of the active pharmaceutical ingredients ("API"). The Company believes that using direct costs as the unit of measure of proportional performance also most closely reflects the level of effort related to the Company's performance under the Arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which Takeda receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities for dialysis and pre-dialysis indications, costs associated with the manufacturing of API and API stability testing, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs of a general and administrative nature, upfront payments to manufacturers unrelated to specific product manufactured such as reservation of capacity, cost for API not yet delivered to Takeda, travel and expense related costs, sales and marketing costs during the development period, any research and development costs not associated with Hematide, interest, depreciation and amortization expense.

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

        Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue in accordance with the zero profit proportional performance model described above until the earlier of (i) when the Company can meet the criteria for separate recognition of each element under the guidance of EITF 00-21; or (ii) after the Company has fulfilled all of its contractual obligations under the Arrangement.

        The Company is required to assess the profitability of the overall Arrangement on a periodic basis throughout the life of the Arrangement when events or circumstances indicate a potential change in facts. Profitability is defined as a net cash inflow resulting from the Arrangement over its life. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competitive ESA's (erythropoiesis stimulating agents) in the market, the development progress of other potential ESA's, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the Arrangement, the entire amount of the loss is charged against income in the period in which the determination is made.

        The Company will receive reimbursements of third-party U.S. clinical development expenses and will present them on a gross basis in accordance with the provisions of EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. The Company will recognize such reimbursements as revenue under the single unit of accounting method discussed above.

Note 10. Collaboration with Takeda Pharmaceutical Company Limited.

        Collaboration with Takeda Pharmaceutical Company Limited ("Takeda")

        The Company has entered into two collaboration agreements ("Arrangement") with Takeda, which have been combined for accounting purposes due to their proximity of negotiation. Consideration from these collaboration agreements include nonrefundable upfront license fees, reimbursement for sales of active pharmaceutical ingredients ("API"), clinical and regulatory milestone payments, reimbursement of third party U.S. clinical development expenses, product profit share revenues (as co-promotion revenues) and royalties.

        In February 2006, the Company issued an exclusive license to Takeda for development and commercialization of Hematitde in Japan. Pursuant to this agreement, Takeda paid the Company approximately $27 million, consisting of $17 million in upfront licensing fees and approximately $10 million for the purchase of 2,120,329 shares of the Company's Series E Redeemable Convertible Preferred Stock at a price of $4.7162 per share, which the Company subsequently determined was fair value. In addition, the Company is eligible to receive clinical and regulatory milestone payments of up to an aggregate of $75 million upon Takeda's successful achievement of clinical development and regulatory milestones in Japan. Takeda is responsible for all development and commercialization costs in Japan and will purchase the active pharmaceutical ingredient ("API") for Hematide from the Company. Assuming Hematide is approved and launched in Japan, the Company will receive a royalty from Takeda on Hematide sales in Japan.

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

        In June 2006, the parties expanded their collaboration to develop and commercialize Hematide worldwide, which includes the co-development and co-commercialization of Hematide in the U.S. Takeda received an exclusive license to develop and commercialize Hematide outside of the U.S. Beginning January 1, 2007, Takeda will bear the first $50 million of third-party expenses related to clinical development in pursuit of U.S. regulatory approval of Hematide. Thereafter, Takeda will bear 70% of the third-party U.S. clinical development expenses, while the Company will assume 30% of these expenses. Under the June 2006 agreement, Takeda paid the Company an upfront license fee of $105 million, and the Company is eligible to receive from Takeda up to an aggregate of $280 million upon the successful achievement of clinical development and regulatory milestones. Further, the Company may receive from Takeda up to an aggregate of $150 million upon the achievement of certain worldwide annual net sales milestones. The Company and Takeda will share equally in the net profits and losses of Hematide in the United States. Takeda will pay the Company a variable royalty based on annual net sales of Hematide outside the United States. The agreement establishes a joint steering committee to oversee the development, regulatory approval and commercialization of Hematide.

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

        The Company will share responsibility with Takeda for clinical development activities required for U.S. regulatory approval of Hematide. Specifically, the Company has primary responsibility for Hematide's clinical development plan and clinical trials in the dialysis and pre-dialysis indications, while Takeda has primary responsibility in the chemotherapy induced anemia and anemia of cancer indications. The Company is responsible for United States regulatory filings in the dialysis, pre-dialysis, chemotherapy induced anemia and anemia of cancer indications, including holding the NDAs for those indications. Takeda is responsible for regulatory filings outside the United States and the creation of a global safety database.

        The Company is also responsible for the manufacture and supply of all quantities of API to be used in the development and commercialization of Hematide worldwide. Takeda is responsible for the fill and finish steps in the manufacture of Hematide worldwide.

        The parties have agreed to jointly develop the initial commercial marketing plan for Hematide in the United States pursuant to which the Company and Takeda will divide Hematide promotional responsibilities in the U.S. The Company and Takeda will jointly decide on promotional responsibility for markets outside of these initial indications.

        Under the February 2006 agreement, Takeda also obtained a right of first negotiation to any backup products for Hematide developed by the Company or its third-party partners. Specifically, during the first ten years of the agreement, if the Company or third-party partners develop a product that advances to Phase 2 clinical trials and competes with Hematide in the renal or oncology indications, the Company is obligated to offer to Takeda the right to develop and commercialize such product in Japan before offering the product opportunity in Japan to any other third party.

        As more fully described in Note 2, the Company accounts for the Arrangement using a zero profit proportional performance model (i.e., revenue will be recognized equal to direct cost incurred, but not in excess of cash received or receivable assuming that the arrangement is expected to be profitable).

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

Exhibit B

        Loss contract analysis models:

R&D Expenses	General Description Scenario 1	[*] Scenario 2	[*] Scenario 3	[*] Scenario 4

Renal Contract Research Organization ("CRO")	Third party clinical research organization expenses — The Company pays 100% and Takeda reimburses the Company 70%	This expense ends [*]	This expense ends [*]	The trial ends [*]

Oncology CRO	Third party clinical research organization expenses — Takeda pays 100% and the Comany reimburses Takeda 30%	This expense ends [*]	This expense continues	This expense ends [*]

API Contract Research Organization ("CMO")	Third party clinical manufacturing organization expenses — The Company pays 100% and Takeda reimburses the Company 70%	This expense ends [*]	This expense ends [*]	This expense ends [*]

Finish and Fill CMO	Third party clinical research manufacturing expenses — The Company pays 100% and Takeda reimburses the Company 70%	This expense ends [*]	This expense continues because it supports [*]	This expense continues because it supports [*]

Other	The Company expense for preclinical studies, outside consulting, and regulatory filings. The Company pays 100% and is reimbursed 70% by Takeda.	Clinical consulting ends [*] manufacturing and regulatory consulting ends [*]	Clinical consulting ends [*] manufacturing and regulatory consulting continue because they support [*]	This expense continues because it supports [*]

FTE	Includes the Company's manufacturing, clinical, regulatory, QA and research FTEs, not reimbursed by Takeda	Clinical FTE expense ends [*] manufacturing and regulatory FTE expenses end [*]	Clinical FTE expense ends [*] manufacturing and regulatory FTE expenses continue because they support [*]	This expense continues because it supports [*]

Sales and Marketing Expenses
Sales	Includes the Company's sales force expense — [*]	Sales force FTEs end [*]	Sales force FTEs end [*]	This expense continues as the Company is responsible [*]

Marketing	Includes marketing expenses for [*] — the Company pays for 50% of those combined expenses	[*] marketing expenses end [*], [*] marketing expenses end [*]	[*] marketing expenses end [*], [*] marketing expenses [*]	[*] market expense is [*], [*] marketing expense discontinues [*]

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

Exhibit C

Revisions to previously reported financial information:

Common stock valuation

        In connection with the preparation of the financial statements necessary for the filing of the Company's initial public offering, the Company reassessed the fair value of its common stock from January 2005 to September 30, 2006.

        The revised values of the common stock resulted in an overstatement of stock based compensation related charges of $0.3 million, $0.4 million and $1.3 million for the year ended December 31, 2005, the three month periods ended March 31, 2006 and June 30, 2006, respectively. The financial statements for the nine month period ended September 30, 2006 includes a $2.0 million adjustment to correct the cumulative overstatement of stock based compensation related charges.

        In addition, the Company will revise the previously reported first and second quarter 2006 financial statements when its 2007 quarterly financial statements are issued to reflect the impact associated with the revised common stock values in the corresponding periods.

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. ! 200.83.